United States securities and exchange commission logo





                              October 7, 2020

       Alex B. Rozek
       Co-Chief Executive Officer and President
       Yellowstone Acquisition Company
       1411 Harney Street, Suite 200
       Omaha, NE 68102

                                                        Re: Yellowstone
Acquisition Company
                                                            Registration
Statement on Form S-1
                                                            Filed September 25,
2020
                                                            File No. 333-249035

       Dear Mr. Rozek:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on September 25, 2020

       Summary -- Our Business Strategy, page 5

   1. In this section and elsewhere you appear to use the term "we" to refer interchangeably to the registrant, a newly
organized blank check company; members of the registrant's
                                                        management; your
sponsor or its employees or affiliates; and Boston Omaha Corporation and certain members of
its management team. Please revise the disclosure as appropriate to clarify in each case
whether you are referring to the registrant, to BOC, to your sponsor, or to some combination
thereof.
 Alex B. Rozek
FirstName  LastNameAlex   B. Rozek
Yellowstone  Acquisition Company
Comapany
October    NameYellowstone Acquisition Company
        7, 2020
October
Page 2 7, 2020 Page 2
FirstName LastName
Capitalization, page 66

2. Please tell us why you have not classified the $110 par value of the Class A shares within
         As Adjusted total stockholders' equity.
Item 16. Exhibits and Financial Statement Schedules
23.1 Consent of KPMG LLP, page II-6

3. Revise your filing to provide a consent from your independent accountant that references their report dated September 9, 2020.
General

4. We note that the forum selection provision in Article XII of your Amended and Restated
         Certificate of Incorporation states that the Court of Chancery shall be the exclusive forum for the resolution of any complaint asserting a cause of action in the listed instances, which include derivative actions and could also appear to encompass actions arising under the Securities Act or the Exchange Act. The provision includes language suggesting that the federal courts would be the exclusive forum for Securities Act actions, but that in turn
         is    subject to the preceding provisions of this Section 12.1.
However, we note you
         disclose on pages 56 and 121 of the prospectus that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the
         Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.
         If the provision applies to Securities Act claims, please revise your prospectus to so disclose and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules. If this provision does not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in your Amended and Restated Certificate states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or
Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
 Alex B. Rozek
Yellowstone Acquisition Company
October 7, 2020
Page 3

Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202)
551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameAlex B. Rozek
                                                           Division of
Corporation Finance
Comapany NameYellowstone Acquisition Company
                                                           Office of Energy &
Transportation
October 7, 2020 Page 3
cc:       Zachary R. Fountas
FirstName LastName